UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

WILEY AREA DEVELOPMENT LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11010

Ohio

(State or other jurisdiction of

incorporation or organization)

81-5422785

(I.R.S. Employer Identification No.)

572 Breckenridge Way

Beavercreek, OH 45430

(Address of principal executive offices)

937.410.0041

Issuer’s telephone number, including area code

Class B Units

(Title of each class of securities issued pursuant to Regulation A)

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Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Wiley Area Development LLC was formed on February 20, 2017 as an Ohio limited liability company. On February 1, 2019, Wiley Area Development LLC registered the trade name Tasty Equity in the state of Ohio in order to do business under that name. The Company was formed to leverage the extensive relationships, operational expertise and in-the-trenches operational experience of its founders to serve as the operating partner to independent restaurant owner-operator franchisees of Rapid Fired Franchising and Hot Head Franchising.

Management’s discussion and analysis of financial condition and results of operations as of April 29, 2020 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1766914/000176691421000001/wileyform1k2020.htm

A.Operating Results Overview

Wiley Area Development LLC was formed on February 20, 2017 as an Ohio limited liability company. On February 1, 2019, Wiley Area Development LLC registered the trade name Tasty Equity in the state of Ohio in order to do business under that name. The Company was formed to leverage the extensive relationships, operational expertise and in-the-trenches operational experience of its founders to serve as the operating partner to independent restaurant owner-operator franchisees of Rapid Fired Franchising and Hot Head Franchising.

Results of Operations

The period of January 1, 2020 to June 30, 2020

Revenue. Total revenue for the period of January 1, 2021 to June 30, 2021 was $67,434.

Cost of Sales. Cost of sales for the period of January 1, 2021 to June 30, 2021 was $0.00.

Administrative Expenses. Operating expenses for the period of January 1, 2021 to June 30, 2021 were $347,017. Operating expenses for the period were comprised of professional fees, advertising and marketing, office expenses, bank charges, licenses, travel and lodging, meals and entertainment, depreciation and other administrative expenses.

Net Loss. Net loss for the period of January 1, 2021 to June 30, 2021  was $(318,118). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

We had net cash of $22,527 at June 30, 2021.

During the period of January 1, 2021 to June 30, 2021, operating activities used $(347,017).

Cash used by investing activities relating to capital expenditures during the period of January 1, 2021 to June 30, 2021 was $0.00.

DRAFT

C.Plan of Operations

Our plan of operation for the period of January 1, 2021 to June 30, 2021 and for the remainder of 2021 has not changed from that set out in our filing found here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1766914/000176691421000001/wileyform1k2020.htm

D.Trend Information

Trend information for the period of January 1, 2021 to June 30, 2021 and for the remainder of 2021 has not changed from that set out in our filing found here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1766914/000176691421000001/wileyform1k2020.htm

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below in the Notes to our interim financial statements attached to this filing as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations of our SEC filings found here: (https://www.sec.gov/Archives/edgar/data/1766914/000176691421000001/wileyform1k2020.htm)

where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

For a summary discussion of the critical accounting policies, please read Note 1 to the attached financial statements.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

DRAFT

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF WILEY AREA DEVELOPMENT LLC
Balance Sheet as of June 30, 2021 (unaudited) and December 31, 2020 (audited)	5
Statement Of Operations And Changes In Members' Equity for the Six Months Ended June 30, 2021 (unaudited) and for the Six Months Ended June 30, 2020 (unaudited)	6
Statement Of Cash Flows as of June 30, 2021 (unaudited)	7
Notes	8

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WILEY AREA DEVELOPMENT, LLC

FINANCIAL STATEMENTS (Unaudited)

For the periods
Ended
June 30, 2021,
June 30, 2020 and
December 31, 2020

In the opinion of management all adjustments, necessary in order to make the interim financial statements not misleading, have been included.

DRAFT

ASSETS

	June 30, 2021	December 31, 2020
CURRENT ASSETS		
CASH	$ 22,527	$ 60,473
RESTRICTED CASH	-	385
ACCOUNTS RECEIVABLE	22,000	16,732
TOTAL CURRENT ASSETS	44,527	77,590
PROPERTY AND EQUIPMENT	1,532	1,762
OTHER ASSETS		
INVESTMENT IN AFFILIATES	175,173	158,772
TOTAL OTHER ASSETS	175,173	158,772
TOTAL ASSETS	$ 221,232	$ 238,124

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

	June 30, 2021	December 31, 2020
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 62,500	$ 16,770
ACCRUED PAYROLL	1,143	1,257
NOTES PAYABLE AND ACCRUED INTEREST	667,351	637,349
TOTAL CURRENT LIABILITIES	730,994	655,376
LONG TERM LIABILITIES	500,000	500,000
MEMBERS' EQUITY (DEFICIT)	(1,009,762)	(917,252)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 221,232	$ 238,124

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY (DEFICIT)
For the six months ended June 30, 2021 (unaudited) and
for the six months ended June 30, 2020 (unaudited)

	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
REVENUE		
MANAGEMENT FEE	$ 67,434	$ -
TOTAL REVENUE	67,434	-
OPERATING EXPENSES		
PROFESSIONAL FEES	119,470	120,640
ADVERTISING & MARKETING	164,755	36,070
OFFICE EXPENSE	20,710	13,953
BANK CHARGES	797	11,201
LICENSES	104	1,000
TRAVEL AND LODGING	911	3,337
MEALS AND ENTERTAINMENT	5	1,355
DEPRECIATION	230	220
COMPENSATION	34,717	-
OTHER ADMINISTRATIVE EXPENSES	5,318	27
TOTAL EXPENSES	347,017	187,803
LOSS FROM OPERATIONS	(279,583)	(187,803)
OTHER INCOME (EXPENSE)		
INTEREST EXPENSE	(54,939)	(42,456)
INTEREST INCOME	3	19
OTHER INCOME	-	10,000
EQUITY INCOME (LOSS) IN AFFILIATES	16,401	(2,935)
NET LOSS	$ (318,118)	$ (223,175)
CHANGES IN MEMBERS' EQUITY:		
MEMBERS' EQUITY (DEFICIT) - BEGINNING OF PERIOD	$ (917,252)	$ (296,176)
ISSUANCE OF CLASS B UNITS	225,608	60,705
NET LOSS	(318,118)	(223,175)
MEMBERS' EQUITY (DEFICIT) - END OF THE PERIOD	$ (1,009,762)	$ (458,646)
PER UNIT AMOUNTS:		
BASIC EARNINGS PER UNIT	$ (0.04)	$ (0.03)
DILUTED EARNINGS PER UNIT	$ (0.04)	$ (0.03)

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC

STATEMENTS OF CASH FLOWS

	6 Months Ended Jun. 30, 2021	6 Months Ended Jun. 30, 2020
CASH FLOW FROM OPERATING ACTIVITIES:		
NET LOSS	$ (318,118)	$ (223,175)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:		
DEPRECIATION	230	220
IN-KIND SERVICES EXPENSE	-	24,000
EQUITY (INCOME) LOSS IN AFFILIATES	(16,401)	2,935
CHANGES IN OPERATING ASSETS AND LIABILITIES		
ACCOUNTS RECEIVABLE	(5,268)	-
ACCOUNTS PAYABLE	45,730	-
ACCRUED PAYROLL	(114)	-
ACCRUED INTEREST ON NOTES PAYABLE	10,395	(10,401)
NET CASH USED IN OPERATING ACTIVITIES	(283,546)	(206,421)
CASH FLOW FROM INVESTING ACTIVITIES:		
PURCHASE OF PROPERTY & EQUIPMENT	-	(1,284)
LOAN TO MEMBERS	-	(31,431)
INVESTMENT IN AFFILIATES	-	(3,519)
NET CASH USED IN INVESTING ACTIVITIES	-	(36,234)
CASH FLOW FROM FINANCING ACTIVITIES:		
CLASS B UNITS ISSUED	225,608	60,705
PROCEEDS FROM NOTES PAYABLE	19,606	555,357
NET CASH PROVIDED BY FINANCING ACTIVITIES	245,214	616,062
INCREASE (DECREASE) IN CASH	(38,332)	373,407
CASH - BEGINNING OF PERIOD	60,859	2,972
CASH - END OF PERIOD	$ 22,527	$ 376,379

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2021 (unaudited) and
for the six months ended June 30, 2020 (unaudited)

	6 Months Ended Jun. 30, 2021		6 Months Ended Jun. 30, 2020	
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
RECONCILIATION OF CASH PRESENTED IN THE BALANCE SHEET:				
CASH	$	22,527	$	375,513
RESTRICTED CASH		-		866
	$	22,527	$	376,379
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
CASH PAID FOR INTEREST	$	24,937	$	12,500
CASH PAID FOR TAXES	$	-	$	-
NON-CASH FINANCING ACTIVITIES:				
IN-KIND SERVICES EXPENSE	$	-	$	24,000
NON-CASH INVESTING ACTIVITIES:				
INVESTMENT IN AFFILIATES	$	-	$	(3,519)
	$	-	$	(3,519)

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting principles and practices of Wiley Area Development, LLC (the "WD" or "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Nature of operations

Wiley Area Development, LLC, which also does business as Wiley Development Group and Tasty Equity was founded on February 20, 2017, to serve as the operating partner to independent restaurant owner operator ("ROs") franchisees of Rapid Fired Pizza Franchising and Hot Head Burritos Franchising, located in northern Ohio. The Company will invest alongside ROs, providing initial working capital to fund the startup costs that occur prior to securing bank financing based upon a bank pre-approval for each RO. In addition, the Company will provide advisory services related to site selection, restaurant design, operations and serve as the back office operating partner for each RO. As of June 30, 2021, the principals of the Company have sponsored three ROs in the development of two Rapid Fired Pizza restaurants and two Hot Head Burrito restaurants. There is an additional Rapid Fired Pizza location planned to open in 2022.

The Company entered into an agreement with a franchisee of Hot Head Burritos to perform back-office and executive supervisory functions on behalf of the client for 7 locations in the vicinity of Cleveland, Youngstown and Pittsburgh Pennsylvania. The Company will perform these services on a cost recovery plus management fee basis. The Company's agreement is on a month to month basis as a contractor with the client.

The Company's financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company generates some cash through management services with affiliates as well as funding operations through advances on short-term notes payable, equity contributions from members and Regulation A+ public offering. The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans or other strategic transactions. Although management continues to pursue these plans, there is no assurance the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Through June 30, 2021, the Company has raised $391,924 through the issuance of Class B units.

Basis of presentation

The financial statements of the Company have been prepared on the accrual basis. Financial statement presentation follows accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB").

Cash

Restricted cash includes amounts serving as collateral and held within accounts. Access to the balances within such accounts is restricted and controlled by the lender.

Fair values of financial instruments

Financial instruments consist primarily of cash, loans to members and investments in affiliates. Management

SEE NOTES TO FINANCIAL STATEMENTS.

DRAFT

WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020 estimates that the fair values of cash, advances to affiliates and loans to members approximate the carrying value recorded in the accompanying balance sheet. The Company's investments in affiliates minority interests in closely held businesses operating restaurant franchises. As there is no active market for these investments, management has determined that it is not practical to estimate the fair value of the units held. Management estimates that the carrying value of notes payable approximates fair value based on current rates available for debt instruments with similar characteristics.

Investments in affiliates

Investments in partnerships and less-than-majority owned subsidiaries in which the Company does not have control, but has the ability to exercise significant influence over operating financial policies, are accounted for using the equity method of accounting. The equity method investments are shown on the Company's balance sheet as "Investment in affiliates," and the Company's share of earnings or losses from these investments are shown in the accompanying statement of operations as "Equity loss of affiliates."

Equity method investments are initially recognized at cost which is the same as the price paid to acquire the holding in the investee. Under the equity method, the carrying amount of the equity affiliate is adjusted annually by the percentage of any change in its equity corresponding to the Company's percentage interest in these equity affiliates. The carrying costs of these investments are also increased or decreased to reflect additional contributions or withdraws of capital. Any difference in the book equity and the Company's pro rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment.

Revenue recognition

The Company generates revenue through services provided to affiliate and non affiliate stores. Fees for such services are based on service contracts, which were executed as of August 1, 2020 and June 1, 2021. The Company will recognize revenue in accordance with the provisions of FASB ASC 606, *Revenue from Contracts with Customers*. Revenues are recognized in an amount that reflects the consideration what the Company expects to be entitled to in exchange for the services delivered. Such revenues are recognized over time as services are provided. The Company's revenues do not include a significant financing component and do not include variable consideration.

Depreciation

The Company capitalizes major additions and improvements while costs to maintain present assets are expensed as incurred. Property and equipment are depreciated using the straight-line, half-year method over useful lives according to the asset classification, as follows:

CLASS	USEFUL LIFE	METHOD
Computer equipment	5 Years	Straight-line
Machinery and equipment	7 Years	Straight-line
Vehicles	5 Years	Straight-line

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the periods ended June 30, 2021 and 2020, is $164,755 and $36,070, respectively.

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

Income taxes

The members of the Company have elected to be taxed as a C-Corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the net change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax assets to the amount that will more likely than not be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	06/30/21	12/31/20
Computer Equipment	$ 2,303	$ 2,303
	2,303	2,303
Less accumulated depreciation	(771)	(541)
	$ 1,532	$ 1,762

NOTE 3 - INVESTMENT IN AFFILIATES:

The Company holds 18% interest in Wiley Ventures, LLC, Wiley Ventures II, LLC, WD HHB Toledo, LLC and WD RFP Findlay, LLC. The Company's direct ownership interest, along with the ownership interest of the Company's members provides significant influence over the investees. The following summarizes the Company's activity with Wiley Ventures, LLC, Wiley Ventures II, LLC, WD HHB Toledo, LLC and WD RFP Findlay, LLC as of June 30, 2021:

	Beginning Balance	2021 Contributions	2021 Draws	Company's Portion of Income (Loss)	Equity Investment
Wiley Ventures	$ 62,078	$ -	$ -	$ 15,004	$ 77,082
Wiley Ventures II	18,846	-	-	3,521	22,367
WD HHB Toledo	5,265	-	-	(2,124)	4,141
WD RFP Findlay	71,583	-	-	-	71,583
	$ 158,772	$ -	$ -	$ 16,401	$ 175,173

SEE NOTES TO FINANCIAL STATEMENTS.

DRAFT

WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

Condensed balance sheets as of June 30, 2021, revenues and net income (loss) and cash flows for the period ended June 30, 2021, are as follows:

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Current Assets	$ 369,338	$ 73,324	$ 36,971	$ -
Property and Equipment	245,417	308,540	180,542	-
Non-Current Assets	48,413	42,951	3,591	71,583
	$ 663,168	$ 424,815	$ 271,104	$ 71,583
Current Liabilities	$ 61,599	$ 148,587	$ 134,712	$ -
Long-Term Debt	446,588	367,819	197,440	-
	508,187	516,406	332,152	-
Members' Equity (Deficit)	154,981	(91,591)	(61,048)	71,583
	$ 663,168	$ 424,815	$ 271,104	$ 71,583
Revenues	$ 411,213	$ 358,645	$ 629,839	$ -
Net Income (Loss)	$ 83,354	$ 19,564	$ (11,799)	$ -

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Cashflows from operating activities	$ 50,024	$ (14,033)	$ (42,490)	$ -
Cashflows from investing activities	(232,000)	(26,000)	(44,000)	-
Cashflows from financing activities	41,353	41,669	(37,097)	-
Net increase (decrease) in cash	$ (140,623)	$ 1,636	$ (123,587)	$ -

The following summarizes the Company's activity with Wiley Ventures, LLC, Wiley Ventures II, LLC, WD HHB Toledo, LLC and WD RFP Findlay, LLC, as of June 30, 2020:

	Beginning Balance	2020 Contributions	2020 Draws	Company's Portion of Income (Loss)	Equity Investment
Wiley Ventures	$ 57,330	$ -	$ -	$ (2,431)	$ 54,899
Wiley Ventures II	38,033	319	-	(3,577)	34,775
WD HHB Toledo	15,302	-	-	3,073	18,375
WD RFP Findlay	53,323	3,200	-	-	56,523
	$ 163,988	$ 3,519	$ -	$ (2,935)	$ 164,572

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

Condensed balance sheets as of June 30, 2020, revenues and net income and cash flows for the period ended June 30, 2020, are as follows:

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Current Assets	$ 270,099	$ 52,623	$ 77,729	$ -
Property and Equipment	285,102	380,910	220,868	-
Non-Current Assets	50,961	44,986	3,934	56,523
	$ 606,162	$ 478,519	$ 302,531	$ 56,523
Current Liabilities	$ 57,503	$ 90,837	$ 98,298	$ -
Long-Term Debt	498,709	408,541	187,314	-
	556,212	499,378	285,612	-
Members' Equity (Deficit)	49,950	(20,859)	16,919	56,523
	$ 606,162	$ 478,519	$ 302,531	$ 56,523
Revenues	$ 334,600	$ 281,482	$ 521,315	$ -
Net Income (Loss)	$ (13,505)	$ (19,871)	$ 15,363	$ -

	Wiley Ventures	Wiley Ventures II	WD HHB Toledo	WD RFP Findlay
Cashflows from operating activities	$ 27,498	$ (3,441)	$ 22,942	$ -
Cashflows from investing activities	(2,450)	10,550	(8,100)	-
Cashflows from financing activities	187,298	32,976	49,431	-
Net increase in cash	$ 212,346	$ 40,085	$ 64,273	$ -

NOTE 4 - NOTES PAYABLE

On May 4, 2020, the Company's note with Times Square Ventures in the amount of $235,000 with an interest rate of 18% was retired and replaced with a new note with Time Square Ventures where a portion of the interest due was capitalized into the new note in the amount of $261,607, with an interest rate of 18% and a maturity date of January 29, 2021 inclusive of accrued interest for a total amount due of $296,925 and a call date of October 20, 2020, at which time the total balance due would be $285,021. That note was retired and replaced with a new note with Times Square Ventures on October 30, 2020, as part of the agreement for the new note, a portion of principal and interest was paid in the amount of $11,607 for principal and $23,414 for interest. The Company's new note with Time Square Ventures in the amount of $250,000 has an interest rate of 18% with a maturity date of July 27, 2021 with quarterly interest payments of $11,250 due January 28, 2021, April 28, 2021 and July 27, 2021. The amount due at the maturity date of July 27, 2021 is $250,000. The note is secured by a personal guarantee by the founding members and a security interest in membership units held by the members in related entities. In addition, the proceeds for the loan are required to be held in an account under the control of the lender.

SEE NOTES TO FINANCIAL STATEMENTS.

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WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

On April 21, 2020, the Company's note with Times Square Ventures in the amount of $150,000 with an interest rate of 18% was retired and replaced with a new note with Time Square Ventures where a portion of the interest due was capitalized into the new note in the amount of $163,750, with an interest rate of 18% and a maturity date of January 19, 2021. On January 19, 2021, the Company's note with Times Square Ventures in the amount of $163,750 with an interest rate of 18% was retired and replaced with a new note with Time Square Ventures where a portion of the interest due was capitalized into the new note in the amount of $183,356, with an interest rate of 18% and a maturity date of October 15, 2021 inclusive of accrued interest for a total amount due of $208,018. The note is secured by a personal guarantee by the founding members and a security interest in membership units held by the members in related entities. In addition, the proceeds for the loan are required to be held in and account under the control of the lender.

The balance due under both notes payable to Times Square Ventures, including accrued interest was $449,608 at June 30, 2021 and $433,400 at December 31, 2020.

	06/30/21	12/31/20
Notes Payable	$ 433,356	$ 413,750
Accrued Interest	16,252	19,650
	$ 449,608	$ 433,400

On April 11, 2019, the Company entered into a convertible note payable in the amount of $100,000 with a minority member of the Company. The note bears interest at 8% per annum and was originally due December 31, 2021, subject to an accelerated maturity date if the proceeds from the Company's Offering reach $500,000. In the event that the Offering fails to raise $500,000 and the Company fails to repay the note, the principal and interest due by the maturity date, then the note is convertible into units representing 10% of the outstanding Class A membership units, which shall be transferred to the holder by the two founding members of the Company. The balance due under this note payable, including accrued interest, was $117,667 at June 30, 2021 and $113,667 at December 31, 2020.

	06/30/21	12/31/20
Note Payable	$ 100,000	$ 100,000
Accrued Interest	17,666	13,667
	$ 117,666	$ 113,667

The Company entered into a convertible note payable in the amount of $72,000, with Brand Imperatives SSG, LLC, consisting of $40,000 cash and $32,000 for in-kind services. The note has an interest rate of 8% and a maturity date of December 31, 2020. By mutual agreement, Brand Imperatives SSG, LLC may lend to the Company, or provide services in kind, thereby increasing the note to a maximum maximum of $110,000 subject to the convertible note terms and existing maturity date. In connection with this Note, the Holder shall be granted Warrants equal to ten percent (10.0%) of additional Class A Membership Units that the Holder, at their option may exercise in exchange for a payment of $100,000 to the founding members of the Company. Management estimated that the fair value of the warrants issued with the note payable were not material and as such, no value was assigned to the warrants at June 30, 2021. In the event that the Offering fails to raise $500,000 and the Company fails to repay the note, the principal and interest due by the maturity date, then the holder shall have the option to convert the note into units representing up to 10% of the outstanding Class A membership units, on a pro rata basis, which shall be transferred to the holder by the two founding members of the Company. It is the intention of the Company to repay the note in full and not exercise the conversion provisions. As of the date of the financial statements, management was negotiating an extension of this note. The balance due under this note payable, including accrued interest, was $80,118 at June 30, 2021 and $77,262 at December 31, 2020.

SEE NOTES TO FINANCIAL STATEMENTS.

DRAFT

WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

	06/30/21	12/31/20
Note Payable	$ 72,000	$ 72,000
Accrued Interest	8,118	5,262
	$ 80,118	$ 77,262

The Company received an Economic Injury Disaster Loan (EIDL) from the Small Business Administration (SBA) on April 19, 2020 in the amount of $500,000. Payments are deferred for twenty four months, to begin April 19, 2022 with an interest rate of 3.75% over a 30 year term. The balance due under this note payable, including accrued interest, was $519,259 at June 30, 2021 and $513,020 at December 31, 2020. This note is subject to various restrictions. The Company can not distribute assets, make any advances or loans, bonuses to any owner or partner or any of its employees or to any company directly or indirectly affiliated with or controlled by the Company without the prior written consent of the Small Business Administration. The Company made advances to members totaling $74,000 after April 19, 2020. The Company believes sufficient funding was received from other sources and no EIDL proceeds were advanced to members.

	06/30/21	12/31/20
Note Payable	$ 500,000	$ 500,000
Accrued Interest	19,959	13,020
	$ 519,959	$ 513,020

Futures maturities of notes payable are as follows:

Years Ending December 31,	Amount
2021	$ 667,351
2022	10,308
2023	10,701
2024	11,110
2025	11,533
Thereafter	456,348
	$ 1,167,351

NOTE 5 - MEMBERS' EQUITY

On March 8, 2019, the Company's members amended and restated the operating agreement to increase the permitted number of units from 180,000 Class A (voting) units and 20,000 Class B (non-voting) units to 9,000,000 Class A (voting) units and 1,000,000 Class B (non-voting) units. As this action is the equivalent of a 50 to 1 split, the effect has been reflected retrospectively. Class A units outstanding at June 30, 2021 and December 31, 2020 were 9,000,000.

Distributions to members may occur from the net proceeds received from a direct or indirect sale of a restaurant location. Such proceeds shall be distributed within 120 days of the end of the calendar year in accordance with the following formula ("Sharing Ratio"): 1) To each holder of Class B units up to the amount of the purchase price paid for such Class B units; 2) 60% to the holders of Class A units and 40% to the holders of Class B units. In addition, the Company may, from time to time, make additional distributions to members, subject to the Sharing Ratio.

Changes in membership units outstanding and members' equity (deficit) for the periods ended June 30,

SEE NOTES TO FINANCIAL STATEMENTS.

DRAFT

WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

2021 and December 31, 2020 were as follows:

	Class A Units	Class B Units	Class A Members' Contributions	Class B Members' Equity	Accumulated Losses	Total Members' Equity (Deficit)
Balance - December 31, 2019	9,000,000	750	$ 156,663	$ 3,563	$ (456,402)	$ (296,176)
Issuance of member units		12,780	-	60,705	-	60,705
Net Loss	-	-	-	-	(223,175)	(223,175)
Balance - June 30, 2020	9,000,000	13,530	$ 156,663	$ 64,268	$ (679,577)	$ (458,646)
Issuance of member units		27,468	-	102,048	-	102,048
Net Loss	-				(560,654)	(560,654)
Balance - December 31, 2020	9,000,000	40,998	$ 156,663	$ 166,316	$ (1,240,231)	$ (917,252)
Issuance of member units		54,454	-	225,608	-	225,608
Net Loss	-				(318,118)	(318,118)
Balance - June 30, 2021	9,000,000	95,452	$ 156,663	$ 391,924	$ (1,558,349)	$ (1,009,762)

NOTE 6 - INCOME TAXES

The components of income tax expense (benefit) for the years ended June 30, 2021 and December 31, 2020, were as follows:

	06/30/2021	12/31/2020
Deferred tax benefit	$ (226,458)	$ (172,844)
Change in valuation allowance	226,458	172,844
Tax Expense	$ -	$ -

The Company uses the accrual method of accounting for financial reporting purposes and the cash basis of accounting for income tax reporting. The difference in accounting methods may create timing differences when determining financial statement versus taxable income each year. At June 30, 2021 and December 31, 2020, the Company had net operating loss carryforwards of $1,078,370 and $823,065, respectively, available to offset future taxable income. Due to uncertainty regarding whether the Company will realize the tax benefit of deferred tax assets, a valuation allowance equal to the full amount of the estimated tax benefit has been established. As of June 30, 2021, there is no expiration on the net net operating loss carryforwards.

SEE NOTES TO FINANCIAL STATEMENTS.

DRAFT

DRAFT

WILEY AREA DEVELOPMENT, LLC
NOTES TO FINANCIAL STATEMENTS
For the periods ending June 30, 2021, June 30, 2020 and December 31, 2020

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company and certain Class A members hold membership interests in Wiley Ventures, LLC and Wiley Ventures II, LLC, which operate Rapid Fired Pizza Restaurants and WD HHB Toledo, LLC, which operates Hot Head Burritos restaurants. The Company's membership interests in Wiley Ventures, LLC, Wiley Ventures II, LLC and WD HHB Toledo, LLC are pledged as collateral for the note payable described in Note 4.

The Company has advanced funds to the two founding members totaling $192,973, including accrued interest. Amounts due from one of the founding members totaled $176,982 at June 30, 2021 and December 31, 2020. Amounts due from the other founding member totaled $4,931 at June 30, 2021 and December 31, 2020. During 2020, the Company executed promissory notes with the members covering $115,982 for one member and $4,931 for the other member. These notes were subsequently amended during 2021 to include the entire balance outstanding at December 31, 2021. The notes are due on December 31, 2021 and bear interest at 5%. The notes are personally guaranteed by the members and secured by membership interests in the Company and other related entities. In accordance with the terms of the notes, the balances may be extinguished in the event that the Company meets certain Class B subscription goals. While the likelihood of achieving Class B subscription goals is not known, management has established a compensation liability equal to outstanding note balances as of June 30, 2021, totaling $192,973, for the members efforts in meeting the goals, which is presented as a reduction in member loans in the accompanying balance sheet.

One of the Company's founding members is also a member in WD HHB Cleveland, LLC, a separate entity, which operates seven Hot Head Burritos in Cleveland, Youngstown and Pittsburgh Pennsylvania. The Company provides managements services as described in Note 1.

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements considered events through September 24, 2021, the date on which the financial statements were available to be issued.

The Company's note with Times Square Ventures in the amount of $250,000 with an interest rate of 18% and was due to be repaid or renewed on July 27, 2021. That note was extended to April 27, 2022 with the same terms as the original note with interest payments of $11,250 due quarterly.

The Company has issued an additional 12,510 Class B units in the amount of $52,095 between July 1, 2021 and September 17, 2021, the date the most recent information was available

SEE NOTES TO FINANCIAL STATEMENTS.

DRAFT

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws *	Item 17.2
Material Contracts*	Item 17.6
* Previously filed with Offering Circular.

DRAFT

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Beavercreek, OH on September 30, 202 1 .

WILEY AREA DEVELOPMENT LLC

By: /s/ Byron C. (Chris) Wiley
President (Principal Executive Officer) and Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ Byron C. (Chris) Wiley	President (Principal Executive Officer) and Manager
Wiley Area Development LLC
September 30, 2021

By: /s/ Peter Wiley	Treasurer (Principal Financial Officer and Principal Accounting Officer) and Manager
Wiley Area Development LLC
September 30, 2021